                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                          U.S. Office Products Company
                          ----------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   912 325 107
                          ----------------------------
                                 (CUSIP Number)

                               Franci J. Blassberg
                              Debevoise & Plimpton
                                875 Third Avenue
                               New York, NY 10022
                                 (212) 909-6000
                                 --------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  June 10, 1998
                          ----------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d- 7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

--------------------------------------------------------------------------------
1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     CDR-PC Acquisition, L.L.C.
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group                    (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Source of Funds
     AF
--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                            / /
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     Delaware
--------------------------------------------------------------------------------
Number of Shares        7   Sole Voting Power            0
                                             ----------------------------------
Beneficially Owned      8   Shared Voting Power          9,092,106
                                               --------------------------------
by Each Reporting       9   Sole Dispositive Power       0
                                                  -----------------------------
Person With             10  Shared Dispositive Power     9,092,106
                                                        -----------------------
11   Aggregate Amount Beneficially Owned by
     Each Reporting Person              9,092,106
----------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   / /
----------------------------------------------------------------------------
13   Percent of Class Represented by Amount
     in Row (11)        24.9%
----------------------------------------------------------------------------
14   Type of Reporting Person
     OO
----------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Clayton, Dubilier & Rice Fund V Limited Partnership
--------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group                   (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------

3    SEC Use Only

--------------------------------------------------------------------------------

4    Source of Funds
     OO
--------------------------------------------------------------------------------

5    Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                            / /

--------------------------------------------------------------------------------

6    Citizenship or Place of Organization
     Cayman Islands
--------------------------------------------------------------------------------

Number of Shares       7   Sole Voting Power                    0
                                           -------------------------------------
Beneficially Owned     8   Shared Voting Power                  9,092,106
                                             -----------------------------------
by Each Reporting      9   Sole Dispositive Power               0
                                                --------------------------------
Person With            10  Shared Dispositive Power             9,092,106
                                                   -----------------------------

11   Aggregate Amount Beneficially Owned by
     Each Reporting Person              9,092,106
--------------------------------------------------------------------------------

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  / /
--------------------------------------------------------------------------------

13   Percent of Class Represented by Amount
     in Row (11)        24.9%
--------------------------------------------------------------------------------

14   Type of Reporting Person
     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    CD&R Associates V Limited Partnership
---------------------------------------------------------------------------

2   Check the Appropriate Box if a Member of a Group                 (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds
    OO
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e)                                                             / /

--------------------------------------------------------------------------------

6   Citizenship or Place of Organization
    Cayman Islands
--------------------------------------------------------------------------------

Number of Shares       7   Sole Voting Power                    0
                                            ------------------------------------
Beneficially Owned     8   Shared Voting Power                  9,092,106
                                              ----------------------------------
by Each Reporting      9   Sole Dispositive Power               0
                                                 -------------------------------
Person With            10  Shared Dispositive Power             9,092,106
                                                  ------------------------------

11   Aggregate Amount Beneficially Owned by
     Each Reporting Person              9,092,106
--------------------------------------------------------------------------------

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   / /
--------------------------------------------------------------------------------

13   Percent of Class Represented by Amount
     in Row (11)        24.9%
--------------------------------------------------------------------------------

14   Type of Reporting Person
     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    CD&R Investment Associates II, Inc.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group                     (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds
    OO
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e)                                                             / /

--------------------------------------------------------------------------------

6   Citizenship or Place of Organization
    Cayman Islands
--------------------------------------------------------------------------------

Number of Shares        7   Sole Voting Power                    0
                                             -----------------------------------
Beneficially Owned      8   Shared Voting Power                  9,092,106
                                               ---------------------------------
by Each Reporting       9   Sole Dispositive Power               0
                                                  ------------------------------
Person With             10  Shared Dispositive Power             9,092,106
                                                    ----------------------------

11  Aggregate Amount Beneficially Owned by
    Each Reporting Person              9,092,106
--------------------------------------------------------------------------------

12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares    / /
--------------------------------------------------------------------------------

13  Percent of Class Represented by Amount in Row (11)
    24.9%
--------------------------------------------------------------------------------

14  Type of Reporting Person
    OO
--------------------------------------------------------------------------------

                            Statement on Schedule 13D

     This Statement on Schedule 13D relates to the beneficial ownership of the common stock, par value $.001 per share (the "Common Stock"), of U.S. Office Products Company, a Delaware corporation (the "Company"). This Statement is being filed on behalf of the reporting persons (the "Reporting Persons") identified on the cover pages of this Statement. Information in respect of each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person.

ITEM 1.  SECURITY AND ISSUER.

     The class of equity securities to which this statement relates is the Common Stock issued by the Company, which has its principal executive office at 1025 Thomas Jefferson Street, N.W., Suite 600 East, Washington, D.C. 20007.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) Reference is made to Row 1 of the cover pages for the names of the Reporting Persons.

     The following persons are directors or executive officers of CDR-PC Acquisition, L.L.C. ("CDR-PC"):

          Donald J. Gogel
          Brian D. Finn
          David A. Novak

     The following persons are directors or executive officers of CD&R Investment Associates II, Inc. ("Associates II, Inc."):

          Joseph L. Rice, III
          Charles Ames
          Donald J. Gogel
          William A. Barbe
          Brian D. Finn
          Charles P. Pieper
          Kevin J. Conway
          Michael G. Babiarz
          Christopher Mackenzie

     The following persons are directors or executive officers of CD&R Cayman Investment Associates, Inc. ("Associates Cayman Inc."):

          Joseph L. Rice, III
          Donald J. Gogel

     The following persons are directors or executive officers of CD&R Investment Associates, Inc. ("Associates, Inc."):

          Joseph L. Rice, III
          Charles Ames
          Donald J. Gogel
          William A. Barbe
          Kevin J. Conway

     (b) The business address for each of the following persons listed in Item 2 is c/o Clayton Dubilier and Rice, Inc., 375 Park Avenue, New York, New York 10152:

          Messrs. Rice, Ames, Gogel, Barbe, Finn, Pieper, Conway, Babiarz and Novak.

     The business address for Christopher Mackenzie is c/o Clayton, Dubilier & Rice Limited, 45 Berkeley Street, London, England, W1A1EB.

     The business address for each of the following persons listed in Item 2 is located at 1403 Foulk Road, Suite 106, Wilmington DE 19803:

     Clayton, Dubilier & Rice Fund V Limited Partnership ("Fund V"), CD&R Associates V Limited Partnership ("Associates V"), Associates II, Inc. and Associates, Inc.

     The business address for Associates Cayman Inc. is located at Ugland House, South Church Street, Grand Cayman, Cayman Islands BWI.

     (c) CDR-PC is a newly formed Delaware limited liability company organized by Fund V for the purpose of making an equity investment in the Company.

      Fund V is a private investment fund.

      Associates V is the general partner of Fund V.

      Associates II, Inc. is the managing general partner of Associates V.

         Associates Cayman Inc. and Associates, Inc. are also general partners of Associates V.

         Messrs. Rice, Ames, Gogel, Barbe, Finn, Pieper, Conway, Novak and Babiarz are executive employees of Clayton, Dubilier & Rice, Inc., 375 Park Avenue, 18th Floor, New York, New York 10152.

         Christopher Mackenzie is an executive employee of Clayton, Dubilier & Rice Limited and of Clayton, Dubilier & Rice International, Inc.

         (d) and (e) None of the persons or entities with respect to whom information is required by this Item 2 has been, during the last five years, either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

         (f) Christopher Mackenzie is a citizen of the United Kingdom. All other natural persons listed in this Item 2 are citizens of the United States. Fund V, Associates V, Associates II, Inc. and Associates Cayman Inc. are organized under the laws of the Cayman Islands. CDR-PC and Associates, Inc. are organized under the laws of Delaware.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On January 12, 1998, the Board of Directors of the Company approved the acquisition by CDR-PC (the "Equity Investment") pursuant to the Investment Agreement, dated as of January 12, 1998, between the Company and CDR-PC (as amended by Amendment No. 1 thereto dated as of February 3, 1998, the "Investment Agreement") of the following equity securities:

                  (a) 9,092,106 shares of Common Stock, representing 24.9% of the Common Stock outstanding on June 10, 1998, the date the Equity Investment was consummated (the "Closing Date").

                  (b) Special warrants (the "Special Warrants") that permit CDR-PC to buy additional shares of Common Stock to maintain its 24.9% ownership position in the following circumstances:

                      (i) Any of the Company's 5 1/2% Convertible Subordinated Notes Due 2001 (the "2001 Notes") that remained outstanding after the Closing Date are converted into Common Stock. CDR-PC is entitled to exercise these Special Warrants pro rata as 2001 Notes are converted. Any Special Warrants not previously exercised will be exercisable beginning on June 11, 2000, even if all the 2001 Notes have not been converted.

                  (ii) The Company issues additional shares of Common Stock to a former owner of Blue Star Group Limited under the terms of the agreement by which the Company acquired Blue Star Group Limited. The former owner is entitled to receive additional shares in an amount that depends on a number of future events, including the future trading price of the Common Stock and the consolidated pre-tax earnings of Blue Star and its New Zealand subsidiaries for the fiscal year ending April 1999.

                  (iii) The Company issues additional shares of Common Stock to other people under agreements that existed on January 12, 1998, but were not identified to CDR-PC in the Investment Agreement.

                  CDR-PC will pay the Company $0.01 for each share of Common Stock that CDR-PC purchases using the Special Warrants. The Special Warrants will expire on June 10, 2010, if they have not previously been used to purchase Common Stock. The Special Warrants contain anti-dilution provisions that adjust the number of shares of Common Stock that CDR-PC may purchase if the Company takes certain actions such as declaring a stock split, an extraordinary dividend and the like.

                  (c) Common stock warrants (the "Warrants") that give CDR-PC the right to buy one share of Common Stock for each share of Common Stock purchased by CDR-PC in the Equity Investment (9,092,106 shares) and each share that CDR-PC has the right to buy pursuant to the Special Warrants. The exercise price of a Warrant is $44.27, subject to adjustment as provided therein. CDR-PC may use the Warrants to purchase shares of Common Stock at any time after June 10, 2000. The Warrants expire on June 10, 2010. The Warrants contain anti-dilution provisions that adjust the number of shares of Common Stock that CDR-PC may purchase and the exercise price if the Company takes certain actions such as declaring a stock split, an extraordinary dividend and the like.

         A copy of the Investment Agreement is attached as Exhibit 1 to this
Schedule 13D and is incorporated herein by reference. All descriptions of the Investment Agreement contained in this Schedule 13D are qualified in their entirety by reference to the text of the Investment Agreement.

         The aggregate purchase price for the 9,092,106 shares of Common Stock, the Special Warrants and the Warrants was $270,000,000. CDR-PC obtained such funds from Fund V, which obtained them from a capital contribution from its partners.

ITEM 4.  PURPOSE OF TRANSACTION.

         Fund V is a private investment fund controlled by Associates V and Associates II, Inc. that invests in equity and equity-related securities. The Common Stock has been acquired by the Reporting Persons for investment purposes. Subject to certain restrictions set forth in the Investment Agreement, the Reporting Persons may sell some or all of the Common Stock, either in the open market or in private transactions depending on their evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, prospects for the Reporting Persons' own businesses, general economic conditions and stock market conditions and further developments.

         Pursuant to the Investment Agreement, the Company's current Board of Directors consists of nine directors, including the Chief Executive Officer of the Company, three of which are designees of CDR-PC and five of which were selected by the Board of Directors of the Company that was in place prior to the Equity Investment (it was a condition to the closing of the Equity Investment that two of these five be satisfactory to CDR-PC). Until June 10, 2003, for so long as it maintains certain levels of ownership of Common Stock, CDR-PC will have the right to nominate three members of the Company's Board of Directors and to designate the Chairman of the Board.

         The Investment Agreement also provides that CDR-PC can approve one additional nominee to the Board if the Chief Executive Officer of the Company is not a member of the Board or is not a Board nominee. The Company can increase the size of the Board of Directors to as many as 12 persons, but the number of persons CDR-PC can nominate will increase at least proportionally. CDR-PC will also be entitled to at least proportionate representation on all Board committees, unless it is precluded from such membership by law or stock exchange rules.

         In addition, the Investment Agreement provides that certain transactions are subject to approval of three-fourths of the members of the Board of Directors. The effect of this provision is that for so long as CDR-PC is able to nominate three directors, at least one of them must vote in favor of a transaction of any of the following types in order for it to be approved: (i) the sale by the Company of equity securities, other than (A) a specified amount made available under employee benefit plans, such as option plans, or (B) a specified amount issued to acquire companies or issued in public offerings; (ii) any merger, tender offer involving the Company's equity securities or sale, lease, or disposition of all or substantially all of the Company's assets, or other business combination involving the Company, unless the consideration for such sale is all cash or is freely tradable common stock of a public company with a specified level of market capitalization; (iii) any major recapitalization; (iv) certain amendments to shareholder rights plans; (v) any dissolution or partial liquidation of the Company; and (vi) any modification to the Company's charter or by-laws that is inconsistent with CDR-PC's rights under the Investment Agreement or related agreements.

         Certain other arrangements with respect to corporate governance are set forth in the Investment Agreement, which is attached as Exhibit 1 to this
Schedule 13D and is incorporated herein by reference. All of CDR-PC's corporate governance rights under the Investment Agreement will expire on the earlier of June 10, 2003 or the date on which CDR-PC acquires more than 50% of the voting power represented by the Company's then-outstanding voting securities.

         Other than as described above or set forth in the Investment Agreement, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a). However, with the right to nominate three of the members of the Board of Directors, the Reporting Persons expect to have the ability to influence any future decisions by the Company with respect to such actions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a)(i) CDR-PC is the direct beneficial owner of 9,092,106 shares of Common Stock, representing approximately 24.9% of the outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding on June 10, 1998).

         (ii) By virtue of its position as the sole member of CDR-PC, Fund V may be deemed to be the beneficial owner of the shares of Common Stock in which CDR-PC has direct beneficial ownership.

         (iii) By virtue of its position as general partner of Fund V, Associates V may be deemed to be the beneficial owner of the shares of Common Stock in which CDR-PC has direct beneficial ownership.

         (iv) By virtue of its position as managing general partner of Associates V, Associates II, Inc. may be deemed to be the beneficial owner of the shares of Common Stock in which CDR-PC has direct beneficial ownership.

         (v) Each of Fund V, Associates V and Associates II, Inc. disclaims beneficial ownership of the shares of Common Stock in which CDR-PC has direct beneficial ownership.

         (vi) Except as described in sections (a)(i)-(iv) of this Item 5, no person listed in Item 2 of this Schedule 13D is a beneficial owner of the Common Stock in which CDR-PC has direct beneficial ownership.

         (b) The persons listed in sections (a)(i)-(iv) of this Item 5 may be deemed to share the power to vote or to direct the vote of and to dispose or direct the disposition of 9,092,106 shares of Common Stock.

         (c) Pursuant to the Investment Agreement, upon the closing of the Equity Investment on the Closing Date, CDR-PC acquired from the Company 9,092,106 shares of Common Stock, the Warrants and the Special Warrants, for an aggregate consideration of $270 million.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On the Closing Date, CDR-PC and the Company entered into a registration rights agreement, dated as of June 10, 1998 (the "Registration Rights Agreement"), granting CDR-PC certain demand and piggy-back registration rights with respect to the Common Stock, Warrants and Special Warrants. A copy of the Registration Rights Agreement is attached as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

         On the Closing Date, CDR-PC and the Company also entered into a letter agreement (the "Letter Agreement"), providing that the Company will (i) exchange for the Special Warrant a new Special Warrant reflecting (x) the increase in the number of shares of Common Stock into which the 2001 Notes are convertible as a result of certain adjustments made to their conversion price due to the Company's self-tender for 37,037,037 shares of Common Stock at a price of $27 per share and to the spin-off of the Company's technology solutions, print management, educational supplies and corporate travel services businesses, and
(y) any change, from the figure reported by the Company at the closing of the Equity Investment, in the number of 2001 Notes outstanding as of the Closing Date; (ii) exchange for the Warrant a new Warrant reflecting any increase in the number of shares of Common Stock covered by the Special Warrant delivered pursuant to clause (i), as well as any change, from the figure reported by the Company at the closing of the Equity Investment, in the number of shares of Common Stock and/or 2001 Notes outstanding as of the Closing Date; and (iii) if required, exchange for the certificate evidencing the shares of Common Stock issued to CDR-PC on the Closing Date a new certificate, reflecting any change from the figure reported by the Company at the closing of the Equity Investment in the number of shares of Common Stock and/or 2001 Notes outstanding as of the Closing Date. A copy of the Letter Agreement is attached as Exhibit 3 to this
Schedule 13D and is incorporated herein by reference.

         Fund V is a private investment fund managed by Associates V and Associates II, Inc. that invests in equity and equity-related securities. Associates V is entitled to a portion of the net gain realized by Fund V on its investments. The partners of Associates V -- Associates II, Inc., Messrs. Rice, Ames, Gogel, Barbe, Finn, Pieper, Conway, Babiarz, MacKenzie and Novak, and Hubbard C. Howe, Leon J. Hendrix, Thomas E. Ireland and Richard J. Schnall -- are entitled to a portion of the net gain to which Associates V is entitled. The shareholders of Associates II, Inc. -- Messrs. Rice, Ames, Gogel, Barbe, Finn, Pieper, Conway, Babiarz, Mackenzie, Howe and Ireland -- are entitled to the net gain to which Associates II, Inc. is entitled. Except as described in this
Schedule 13D, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any person with respect to any securities of the Company, including but not limited to the transfer of any shares of Common Stock, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Investment Agreement, dated as of January 12, 1998, as amended by Amendment No. 1 thereto dated as of February 3, 1998, between the Company and CDR-PC.

Exhibit 2 Registration Rights Agreement, dated as of June 10, 1998, between the Company and CDR-PC.

Exhibit 3      Letter Agreement, dated June 10, 1998, between the Company and
               CDR-PC.

Exhibit 4 Joint Filing Agreement, dated June 19, 1998, among CDR-PC, Fund V, Associates V and Associates II, Inc.

                                  EXHIBIT INDEX
                                  -------------



         Exhibit No.                                 Description
         -----------                                 -----------

               1. Investment Agreement, dated as of January 12, 1998, as amended by Amendment No. 1 thereto dated as of February 3, 1998, between the Company and CDR-PC.

               2. Registration Rights Agreement, dated as of June 10, 1998, between the Company and CDR-PC.

               3. Letter Agreement, dated June 10, 1998, between the Company and CDR-PC.

               4. Joint Filing Agreement, dated June 19, 1998, among CDR-PC, Fund V, Associates V and Associates II, Inc.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 19, 1998

                                            CDR-PC ACQUISITION, L.L.C.



                                            By: /s/ Brian D. Finn
                                               ---------------------------------
                                                Name: Brian D. Finn
                                                Title: Executive Vice President

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 19, 1998

                                      CLAYTON, DUBILIER & RICE FUND V
                                           LIMITED PARTNERSHIP

                                      By: CD&R Associates V Limited Partnership,
                                            the General Partner

                                      By: CD&R Investment Associates II, Inc.,
                                            its managing general partner.


                                      By: /s/ William A. Barbe
                                         ---------------------------------
                                            Name: William A. Barbe
                                            Title: Vice President, Secretary
                                                   and Treasurer

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 19, 1998

                                     CD&R ASSOCIATES V LIMITED
                                       PARTNERSHIP

                                     By:  CD&R Investment Associates II, Inc.,
                                              its managing general partner.


                                     By: /s/ William A. Barbe
                                        ----------------------------------------
                                           Name: William A. Barbe
                                           Title: Vice President, Secretary
                                                  and Treasurer

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 19, 1998

                                    CD&R INVESTMENT ASSOCIATES II, INC.


                                    By: /s/ William A. Barbe
                                        ----------------------------------------
                                        Name: William A. Barbe
                                        Title: Vice President, Secretary
                                               and Treasurer